UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

______________________________

JMP Group LLC

(Name of Issuer)

Shares representing limited liability company interests in JMP Group LLC

(Title of Class of Securities)

46629U107

(CUSIP Number)

Walter Conroy

Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

December 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 )”act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act.

CUSIP No. 46629U107

1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (entities only) Craig R. Johnson

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization USA

Number of	7)	Sole Voting Power: 485,846 (a)(c)
shares beneficially owned	8)	Shared Voting Power: 946,782 (b)
by Each Reporting	9)	Sole Dispositive Power: 485,846 (a)(c)
Person with:	10)	Shared Dispositive Power: 946,782 (b)

11)	Aggregate amount beneficially owned by each reporting person 1,432,628 (a)(b)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 6.63% (a)(b)
14)	Type of reporting person (see instructions) IN

Notes:

(a)	As of December 1, 2017, Mr. Johnson’s beneficial ownership includes (i) 350,846 common shares owned by Mr. Johnson directly, and (ii) 135,000 vested and unexercised options to purchase common shares.
(b)	As of December 1, 2017, Mr. Johnson’s shared ownership includes 946,782 common shares held by the Johnson Revocable Trust, UAD 7/2/97,
(c)	Excluded from Mr. Johnson’s beneficial ownership are: (i) 5,508 restricted share units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest 100% on December 1, 2018.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common shares of JMP Group LLC, a Delaware limited liability company (the “Issuer”). The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

Item 2. Identity and Background.
(a)-(c)

This Statement is filed by Craig R. Johnson (the “Reporting Person”), with a business address at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111 and who is the Vice Chairman of the board of directors of the Issuer and Chairman of Harvest Capital Strategies LLC.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

After the filing of Amendment No. 1 to Schedule 13D through December 1, 2017; Johnson Revocable Trust, UAD 7/2/97 (the “Johnson Trust”) acquired 30,000 common shares in an open market transaction for a total price of $217,554 using funds available to it; and Mr. Johnson acquired 55,752 common shares through the vesting of certain restricted share unit grants.

All of the transactions required to be reported in this Statement are as follows:

1.	On March 11, 2015, the Johnson Trust, acquired 30,000 common shares at a price per share of $7.2518 in open market or private purchase;

2.

On December 1, 2015, the reporting person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted share units, beneficial ownership of 8,803 common shares pursuant to the accelerated vesting of the remaining 50% of RSUs granted on February 11, 2014;

3.

On December 1, 2015, the reporting person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted share units, beneficial ownership of 4,893 common shares pursuant to the vesting of the initial 50% of RSUs granted on February 4, 2015;

4.

On December 31, 2015, the reporting person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted share units, beneficial ownership of 781 common shares pursuant to the vesting of RSUs granted on February 11, 2013;

5.

On December 1, 2016, the reporting person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted share units, beneficial ownership of 4,893 common shares pursuant to the vesting of the remaining 50% of RSUs granted on February 4, 2015;

6.

On December 1, 2016, the reporting person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted share units, beneficial ownership of 16,234 common shares pursuant to the vesting of the initial 50% of RSUs granted on February 3, 2016;

7.

On December 1, 2017, the reporting person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted share units, beneficial ownership of 16,710 common shares pursuant to the vesting of the remaining 50% of RSUs granted on February 3, 2016; and

8.

December 1, 2017, the reporting person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted share units, beneficial ownership of 3,438 common shares pursuant to the vesting of the initial 50% of RSUs granted on February 7, 2017.

In no case were funds or other consideration paid by the Reporting Person. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

Purchases of shares made through open market purchases by the Johnson Trust were based on the trustee’s evaluation of the market price of shares on the New York Stock Exchange at the time.

The withholding of shares was to cover withholding taxes payable upon vesting of restricted share units held by the Reporting Person.

The vesting of awards of restricted share units were in accordance with the standard terms attributable to restricted share unit awards granted by the Issuer generally, and were initially granted to Mr. Johnson as compensation for serving as the Vice Chairman of the Issuer and Chairman of Harvest Capital Strategies LLC.

Other than as set forth above and in his capacity as Vice Chairman of the board of directors of the Issuer and Chairman of Harvest Capital Strategies LLC, the Reporting Person does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

As of November 6, 2017, there were 21,485,981 common shares issued and outstanding. As of December 1, 2017, the Reporting Person is the beneficial owner of 1,432,628 common shares, which represents 6.63% of the outstanding common shares. Such amount includes (i) 946,782 common shares held by the Johnson Revocable Trust, UAD 7/2/97, (ii) 350,846 common shares owned by Mr. Johnson directly, and (iii) 135,000 common shares underlying vested options.

Excluded from the Reporting Person’s beneficial ownership are: (i) 5,508 restricted share units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest 100% on December 1, 2018.

(b)	The information on the cover page of this Schedule is incorporated herein by reference.

(c)

There have been no transactions by the Reporting Person (either directly or indirectly through individuals, corporations and other entities through which the Reporting Person may possess the power to vote or dispose of common shares) during the 60 days prior to the date of this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Vice Chairman of the board of directors of the Issuer and Chairman of Harvest Capital Strategies LLC.

Item 7. Material to be filed as Exhibits

N.A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2018

By:	/s/ Craig R. Johnson
Name: Craig R. Johnson
Title: Vice Chairman of the Issuer and Chairman of Harvest Capital Strategies LLC